Mail Stop 3561

April 13, 2007

Neal S. Cohen
Executive Vice President and Chief Financial Officer
Northwest Airlines Corporation
2700 Lone Oak Parkway
Eagan, Minnesota 55121

     Re: **Northwest Airlines Corporation**
            Registration Statement on Form S-3 and Form 10-K
            Filed April 2, 2007
            File No. 0-23642

Dear Mr. Cohen:

     We have reviewed the above referenced filings on a basis limited to only the issue addressed below, and have the following comment. In our comment, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

     Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Note 2: Summary of Significant Accounting Policies
Frequent Flyer Program, page 53

1. We note the revision in your accounting for the frequent flyer program by increasing your liability (with a corresponding additional charge to operations) by $77 million in December 2004.   In your frequent flyer program known as "WorldPerks", you state that miles are earned by flying on Northwest or its alliance partners and using other services of partners programs.   In this regard, Northwest's customers are able to accrue and redeem frequent flyer miles in their WorldPerks accounts and travel on flights operated by a SkyTeam alliance member carrier.

With respect to this change in accounting, we note the following revisions in disclosure between the annual report filed for the period before and after the change. In comparing your critical accounting estimate (MD&A) disclosure in the 2003 annual period before the change with the 2004 annual report, you revised the accounting policy disclosure to include recognition of a liability in connection with flight awards expected to be redeemed on "other airline partners". In addition, you revised the policy to include an additional assumption based on the "expected use on other airline partners" and the accounting recognition to include "estimated incremental cost for carriage on airline partners is based on contractual rates". Based on these additional revisions and the absence of this disclosure in previous periods, it appears that prior to this change in accounting in fiscal 2004, the Company only recognized a liability for estimated incremental flight awards expected to be redeemed on your (Northwest) airline with no liability recognized for the gross payment obligation expected to be made to other airlines. Therefore, it appears that you may have previously accounted for the expense incurred with other airlines as payments were made.

In your response, please explain to us completely and clearly how you accounted for your frequent flyer obligations under the WorldPerks program prior to your change in accounting in fiscal 2004. If our understanding of the accounting change as cited above is not correct, please also tell us the method you previously used and how you estimated the obligation and its corresponding liability for expected amounts (payments) owed to other airline partners under the program.

Your response also should include whether there were any significant changes, new events or additional information in the WorldPerks program and the use of miles to be redeemed on other airlines that precipitated this change in accounting to recognize a liability for awards redeemed on reciprocal frequent flyer programs. Although KLM and Continental joined the SkyTeam Alliance in September 2004, we note eight (8) other airlines (i.e. Delta, Air France, Alitalia, AeroMexico, etc.) that were already members of this alliance prior to fiscal 2004.

In addition, please completely and clearly tell us how you determined that this change in accounting treatment represented a change in accounting estimate as defined by paragraph 10 of APBO No. 20 (superseded by SFAS 154); the accounting literature as previously existed at the time of this accounting change. In this regard, please specifically tell us the new events or additional information that was acquired to account for this as a change in accounting estimate. If no new events occurred or additional information was acquired {emphasis added}, please tell us how you determined that you did not previously make a mistake in the application of accounting principles or oversight or misuse of facts that existed prior to December 2004, and therefore this change represents a correction of an error as defined by paragraph 13 of APBO No. 20. In this manner, it is unclear how the recognition of a liability for an obligation owed to other airline partners without any changes in the program, or its terms and conditions thereto, would represent a change in accounting estimate when there may not have been a change in facts that existed previously.

After re-evaluating this accounting treatment, if management continues to believe that the accounting treatment was appropriate, please provide us with the following additional financial information under the assumption that this change in accounting estimate would have been made in an earlier period.   Specifically, please furnish us the impact on operating income and net income for each of the last five years (fiscal years 2000-2004) if this change in estimate would have been made at the end of fiscal year 1999.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3816 with any questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant